Exhibit 99.2

KOBEX MINERALS INC.
Suite 1700 - 700 West Pender Street Vancouver, B.C.
V6C 1G8

INFORMATION CIRCULAR
(as at May 16, 2012 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Kobex Minerals Inc. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Wednesday June 20, 2012 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company. A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. (local time in Vancouver, British Columbia) on June 18, 2012, or before 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)
signing and dating a written notice of revocation and delivering it to the registered office of the Company, or by transmitting a revocation by telephonic or electronic means, to the registered office of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment of it; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing the designated holder. If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this

Circular, the Management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of common shares will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those common shares will, in all likelihood, not be registered in the shareholder’s name. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such common shares are registered under the name Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that common shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine- readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of common shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Circular and the accompanying instrument of proxy and Notice are to registered shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare Investor Services Inc., unless specifically stated otherwise.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2011, together with the auditor’s report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s authorized capital consists of unlimited common shares without par value, of which 46,082,413 common shares are issued and outstanding, and 100,000,000 Preferred shares without par value, of which 18,283,053 have been designated as Preferred Series 1 and none are issued and outstanding. All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at the close of business on Tuesday May 22, 2012, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
Sprott Asset Management USA Inc. and Global Resource Investments Ltd.	8,589,590	18.6%

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at five.

The following table sets out the names of five nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular. .

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
ALFRED L. HILLS(3) British Columbia, Canada Chief Executive Officer, President and Director	Former Director and Chief Executive Officer of International Barytex Resources Ltd., Mining Engineer.	September 30, 2009	14,267
ROMAN SHKLANKA British Columbia, Canada Chairman and Director	Director and Chairman of Pacific Imperial Mines Inc. Director of Delta Minerals Corporation. Former Director and Chairman of Kobex Resources Ltd., and International Barytex Resources Ltd..	September 30, 2009	1,863,316	(4)
MICHAEL ATKINSON(2)(3) British Columbia, Canada Director	President of Maverick Projects Inc. since July 2008. Vice President of Quest Capital Corp. from June 2002 to June 2008.	December 9, 2008	Nil
JAMES C. O’ROURKE(2) British Columbia, Canada Director	Director and Chief Executive Officer of Copper Mountain Mining Corporation, a mining company. Corporate Director and Self-employed Mining Consultant. Former Director of Kobex Resources Ltd.	September 30, 2009	122,850
ALEXANDER DAVIDSON(2)(3) Ontario, Canada Director	(Retired) Executive Vice-President Exploration and Corporate Development of Barrick Gold Corporation.	September 30, 2009	Nil

Notes:

(1)	The information as to common shares beneficially owned or controlled has been provided by the directors themselves. The information is presented post Share Consolidation.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Of these shares, 1,819,126 are held indirectly in the name of Shklanka Holdings Ltd., a private company controlled by Roman Shklanka

The Company does not have an executive committee of its board of directors. Michael Atkinson has been appointed to the board of directors to represent the interests of Sprott Asset Management USA Inc. and Global Resource Investments Ltd. Other than Michael Atkinson, no proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

Mr. Shklanka is a director and chairman of Pacific Imperial Mines Inc. which company was the subject of cease trade orders issued by the British Columbia Securities Commission on November 8, 2008, and the Alberta Securities Commission on February 9, 2009 for failure to file financial statements and related documents as required. The financial statements have since been filed and the company has applied for a revocation order. The management cease trade orders issued by the British Columbia Securities Commission and the Alberta Securities Commission were revoked on June 25, 2010 and September 8, 2010respectively. Mr. Shklanka is also a director of Texon Technologies Ltd., a private company, which received a Petition for a Receiving Order under the Bankruptcy and Insolvency Act (Canada) on August 27, 2004. The issues surrounding the Receiving Order were resolved in the first half of 2005 pursuant to a Plan of Arrangement.

Except as identified above, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Except as disclosed above, none of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended December 31, 2011, the Company had four Named Executive Officers of the Company, being: Alfred Hills, Chief Executive Officer (“CEO”) and President, Roman Shklanka Chairman, Geoffrey Bach, Chief Financial Officer (“CFO”) and Samuel Yik, former Chief Financial Officer.

Samuel Yik resigned as Chief Financial Officer and Geoffrey Bach was appointed Chief Financial Officer on November 8, 2011.

“Named Executive Officer” means: (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidaries, nor acting in a similar capacity, at the end of that financial year.

COMPENSATION DISCUSSION & ANALYSIS

Compensation Discussion & Analysis

The compensation of the Company’s Named Executive Officers is determined by the Company’s Compensation Committee, a committee of the Company’s Board of Directors.

The Company’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Company recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, a Named Executive Officer’s compensation is comprised of salary and stock option grants.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting experienced personnel. The salaries and/or consulting fees are set on a basis of a review and comparison of compensation paid to executives at similar companies.

Stock option grants are designed to reward the Named Executive Officers for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the Named Executive Officers (“NEO”).

Share Performance Graph

The following graph compares the total cumulative shareholder return for Cdn$100 invested in common shares of the Company for the five year period ending December 31, 2011 with the cumulative total return of the Standard and Poor’s TSX Venture Composite Stock Index (“S&P/TSXV Composite”) over the same period.

Composite of Five-Year Cumulative Total Shareholder Return
on the Common Shares of the Company and the S&P/TSXV Composite Index

(1)	On September 30, 2009, the common shares of the Company were consolidated on the basis of 2.4 old common shares for one new common share. The cumulative shareholder return on the common shares of the Company is adjusted to reflect the consolidation.

The performance graph illustrates that the Company has underperformed the S&P/TSXV Composite Index (the “Index”) over the five most recently completed fiscal periods of the Company as at December 31 each year. Unlike the Toronto Stock Exchange, the TSX Venture Exchange does not have a separate Metals and Mining Index. The Index thus may not be indicative of the performance of its industry peers on the Index.

NEO total compensation reported from 2006 to 2008 is not necessarily reflective of Company performance in those periods or easily comparable to compensation in subsequent years as during that period, the Company did not employ any full-time executives since the business was still in its start-up phase. NEO total compensation reported for the year ended 2009 increased significantly due largely to a $1.2 million termination payment paid to the previous President and Executive Officer of the Company as a result of the business combination (the “Business Combination”) amongst the Company (formerly known as IMA Exploration Inc.), International Barytex Resources Ltd. (“Barytex”), and Kobex Resources Ltd. (“Kobex Resources”). Factoring out the termination payment paid in 2009, NEO total compensation for 2010 remained at a comparable level to 2009. NEO compensation remained at similar levels for 2011.

Option-Based Awards

Stock option grants are made on the basis of the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors, employees and consultants of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

The recipients of incentive stock options and the terms of the stock options granted are determined from time to time by the Compensation Committee, who is responsible for administering the Company’s stock option plan. The exercise price of the stock options granted is generally determined by the market price at the time of grant. For further information on the Company’s stock option plan, see “Confirmation of Stock Option Plan” below.

Compensation Governance and Risk Management

The Compensation Committee has responsibility for oversight of the Company’s overall human resources policies and procedures as well as review of executive and key employee compensation and compensation of the Company’s independent directors. The Compensation Committee is also responsible for the administration of the Stock Option Plan. The Compensation Committee members are Michael Atkinson, Alex Davidson, and Alfred Hills. Mr. Hills is a member of management and is therefore not considered to be independent within the meaning of NI 52-110. The Compensation Committee meets at least twice a year and otherwise as required. In order to ensure an objective process for determining compensation, Mr. Hills is not involved in the recommendations to the Board with respect to the compensation of the President and Chief Executive Officer. The Compensation Committee also has the authority to retain independent advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities.

All members of the Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All members are or have held senior executive roles within public companies, and therefore have a good understanding of compensation programmes. They also have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the resource sector provides them with the understanding of the Company’s success factors and risks, which is very important when determining metrics for measuring success.

Neither the Board nor the Compensation Committee has proceeded to a formal evaluation of the implications of the risks associated with the Corporation’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation programme, and the Board and the Compensation Committee does not believe that the Company’s compensation programme results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Corporation.

The Corporation’s officers and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the officer or director.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Named Executive Officers:

Summary Compensation Table
					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Alfred Hills	2011	225,000	Nil	44,048	Nil	Nil	Nil	Nil	269,048
CEO &	2010	225,000	Nil	240,274	Nil	Nil	Nil	Nil	465,274
President	2009	56,250	Nil	93,828	Nil	Nil	Nil	Nil	150,078
Roman	2011	150,000	Nil	44,048	Nil	Nil	Nil	Nil	194,048
Shklanka	2010	150,000	Nil	195,856	Nil	Nil	Nil	Nil	345,856
Chairman	2009	160,000	Nil	107,392	Nil	Nil	Nil	Nil	267,392
Geoffrey Bach(2) CFO	2011	Nil	Nil	18,492	Nil	Nil	Nil	8,775	27,267
Samuel	2011	194,170	Nil	13,229	Nil	Nil	Nil	Nil	207,399
Yik(2),	2010	195,000	Nil	95,856	Nil	Nil	Nil	Nil	390,856
Former CFO	2009	48,750	Nil	97,799	Nil	Nil	Nil	Nil	146,549

Notes:
(1)
The valuation of the fair value of the options at the time of the grant is based on the Black-Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield. For options that vest, only the vested options are valued.

(2)	Mr. Bach replaced Samuel Yik as Chief Financial Officer on November 8, 2011.

Narrative Discussion

Effective October 1, 2009, the Company entered into an employment agreement with Mr. Roman Shklanka to provide services as the Company’s chairman. Under this agreement, Mr. Shklanka receives an annual salary of $150,000, and is also eligible for the Company’s benefit plan and stock option plan. During the year ended December 31, 2011, Mr. Shklanka was paid $150,000. Pursuant to the terms of this employment agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Shklanka resigns within one year of change of control, Mr. Shklanka’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

Effective November 9, 2009, the Company entered into an employment agreement with Mr. Alfred Hills to provide services in the capacity of the Company’s Chief Executive Officer. Under this agreement, Mr. Hills receives an annual salary of $225,000, and is also eligible for the Company’s benefit plan and stock option plan. During the year ended December 31, 2011, Mr. Hills was paid $225,000 under this agreement. Pursuant to the terms of this agreement, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Hills resigns within one year of change of control, Mr. Hills’ entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

There are no provisions in the consulting engagement agreement dated October 28, 2011 with Mr. Geoffrey Bach (CFO of the Company) with respect to entitlements to severance pay in the event the agreement is terminated by the Company.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding share-based awards and option-based awards held by the Named Executive Officers of the Company at the end of the most recently completed financial year:

	Option-based Awards				Share-based Awards
						Market or
	Number of					payout value
	securities			Value of	Number of	of share-based
	underlying			unexercised in-	shares or units	awards that
	unexercised	Option		the-money	of shares that	have not
	options	exercise price	Option	options(1)	have not vested	vested
Name	(#)	($)	expiration date	($)	(#)	($)
Alfred Hills,	100,000	0.80	Nov 8, 2016	-	N/A	N/A
CEO &	150,000	0.96	Nov 1, 2015
President	400,000	0.82	Oct 26, 2014	-
	18,416	1.09	Feb 25, 2014	-
	4,604	6.73	Feb 5, 2013	-
	4,604	20.1	Mar 16,2012	-
Roman	100,000	0.80	Nov 8, 2016	-	N/A	N/A
Shklanka,	100,000	0.96	Nov 1, 2015	-
Chairman	400,000	0.82	Oct 26, 2014	-
	38,237	0.53	Feb 26, 2014	3,059
	13,812	1.09	Feb 25, 2014	-
	4,604	6.73	Feb 5, 2013	-
	27,312	1.67	Dec 12, 2012	-
	4,604	20.31	Mar 16, 2012	-
	13,656	3.42	Mar 16, 2012	-
Geoffrey	60,000	0.80	Nov 8, 2016	-	N/A	N/A
Bach, CFO
Samuel Yik,	100,000	0.96	Feb 6, 2012	-	N/A	N/A
Former CFO	400,000	0.82	Feb 6, 2012	-
(2)	24,581	0.53	Feb 6, 2012	1,966
	3,683	1.09	Feb 6, 2012	-
	920	6.73	Feb 6, 2012	-
	68,281	2.03	Feb 6, 2012	-
	11,510	13.36	Feb 6, 2012	-
Note:
(1)
The market value of the Company’s common shares on December 29, 2011, the last day the shares traded prior to the December 31, 2011 year end was $$0.61. No value has been given to unexercised options that were out-of-the money on December 31, 2011.

(2)	Mr. Yik resigned from the Company on November 8, 2011. In accordance with the terms of the Company’s stock option plan, his options expiry date changed to February 6, 2012.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value on the vesting dates of options vested during the most recently completed financial year for all incentive plan awards for each Named Executive Officer.

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Alfred Hills, CEO & President	Nil	Nil	Nil
Roman Shklanka, Chairman	Nil	Nil	Nil
Geoffrey Bach, CFO	Nil	Nil	Nil
Samuel Yik, Former CFO	Nil	Nil	Nil

PENSION BENEFITS

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Pursuant to the terms of the employment agreement with Mr. Roman Shklanka, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Shklanka resigns within one year of change of control, Mr. Shklanka’s entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable). Also pursuant to the terms of the employment agreement with Mr. Shklanka, in the event Mr. Shklanka’s employment is terminated by the Company without just cause, Mr. Shklanka’s entitlement to severance pay will be an amount equal to one year’s base salary plus the cost of one year’s benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

Pursuant to the terms of the employment agreement with Mr. Alfred Hills, in the event the agreement is terminated by the Company within one year of change of control, or if Mr. Hills resigns within one year of change of control, Mr. Hills’ entitlement to severance pay will be an amount equal to two years’ base salary plus the cost of two years’ benefits other than incentive stock options, but including bonus (averaged up to three years as applicable). Also pursuant to the terms of the employment agreement with Mr. Hills, in the event Mr. Hills’ employment is terminated by the Company without just cause, Mr. Hills’ entitlement to severance pay will be an amount equal to one year’s base salary plus the cost of one year’s benefits other than incentive stock options, but including bonus (averaged up to three years as applicable).

There is no provision in the consulting engagement agreement with Mr. Bach with respect to entitlements to severance pay in the event the agreement is terminated by the Company.

The table below sets out the amounts payable to the Named Executive Officers assuming the Named Executive Officer resigned or was terminated on December 31, 2011 following a change of control.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Alfred Hills, CEO & President	450,000	Nil	Nil	18,000	468,000
Roman Shklanka, Chairman	300,000	Nil	Nil	7,600	307,600
Geoffrey Bach	Nil	Nil	Nil	Nil-	Nil

The table below sets out the estimated payments due to each of the Named Executive Officers assuming termination without just cause on December 31, 2011.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)(1)	All Other Compensation ($)	Total ($)
Alfred Hills, CEO & President	225,000	Nil	Nil	9,000	234,000
Roman Shklanka, Chairman	150,000	Nil	Nil	3,800	153,800
Geoffrey Bach	Nil	Nil	Nil	Nil	Nil

DIRECTOR COMPENSATION

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officer during the Company’s most recently completed financial year:

Director Compensation Table

Name	Fees Earned ($)	Share- based Awards ($)	Option- based Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Stuart (Tookie) Angus(2)	25,000	Nil	Nil	Nil	Nil	Nil	25,000
Michael Atkinson	50,000	Nil	30,850	Nil	Nil	Nil	80,850
Alexander Davidson	50,000	Nil	30,850	Nil	Nil	Nil	80,850
James O’Rourke	50,000	Nil	30,850	Nil	Nil	Nil	80,850

Notes:
(1)
The valuation of the fair value of the options at the time of vesting of the grant during the most recently completed financial year is based on the Black-Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield. For options that vest, only the vested options are valued.

(2)	Stuart (Tookie) Angus did not stand for re-election as a director of the Company at the last Annual General Meeting held on June 20, 2011.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding share-based awards and option-based awards held by the directors of the Company who are not also NEOs at the end of the most recently completed financial year:

Outstanding Share-Based Awards and
Option-Based Awards

	Option-based Awards				Share-based Awards
					Number of	Market or
	Number of				shares or	payout value
	securities			Value of	units of	of share-
	underlying	Option		unexercised in-	shares that	based awards
	unexercised	exercise	Option	the-money	have not	that have not
	options	price	expiration	options	vested	vested
Name	(#)	($)	date	($)	(#)	($)
Michael Atkinson	200,000	0.82	Oct 26, 2014	-	N/A	N/A
	50,000	0.96	Nov 1, 2015	-
	35,000	0.80	Nov 8, 2016	-
Alexander Davidson	200,000	0.82	Oct 26, 2014	-	N/A	N/A
	50,000	0.96	Nov 1, 2015	-
	35,000	0.80	Nov 8, 2016	-
James O’Rourke	13,656	3.42	Mar 16, 2012	-	N/A	N/A
	27,312	1.67	Dec 12, 2012	-
	38,237	0.53	Feb 26, 2014	3,059
	200,000	0..82	Oct 26, 2014
	50,000	0.96	Nov 1, 2015
	35,000	0.80	Nov 8, 2016
Note:
(1)
The market value of the Company’s common shares on December 29, 2011, the last day the shares traded prior to the December 31, 2011 year end was $0.61. No value has been given to unexercised options that were out-of-the money on December 31, 2011.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Value Vested or Earned for Incentive Plan Awards during the Most Recently Completed Financial Year

Name	Option-based awards Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Michael Atkinson	Nil	Nil	Nil
Alexander Davidson	Nil	Nil	Nil
James O’Rourke	Nil	Nil	Nil
Stuart Angus(1)	Nil	Nil	Nil

(1)	Stuart (Tookie) Angus did not stand for re-election as a director of the Company at the Company’s last Annual General Meeting held on June 20, 2011.

Narrative Discussion

Directors of the Company who are also Named Executive Officers are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

During the year ended December 31, 2011, three of the independent directors of the Company were paid $50,000 and $25,000 was paid to an independent director who did not stand for re-election. No directors were compensated by the Company for services as consultants or experts in 2011.

Option-based awards to the directors are granted pursuant to the terms of the Company’s stock option plan. The options are always granted at market price or higher. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Directors also generally receive a grant of stock options upon their appointment.

There were no employment or consulting agreements entered into with the Company during the financial year ended December 31, 2011 with directors who are not a Named Executive Officer of the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as at December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	3,924,558	1.22	681,225
Equity compensation plans not approved by the securityholders	Nil	Nil	Nil
Total	3,924,558	1.22	681,225

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

A former director of Kobex Resources Ltd., a subsidiary of the Company, is indebted to such subsidiary in the amount of $16,024. The loan was made in order to permit the former director to exercise stock options of Kobex Resources Ltd. Other than this indebtedness, none of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITOR

Auditor

The management of the Company intends to nominate KPMG LLP (“KPMG”), Chartered Accountants, for appointment as auditor of the Company. Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the appointment of KPMG, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. KPMG is the former auditor of Barytex and Kobex Resources and was first appointed auditor of the Company on October 5, 2009 in connection with the Business Combination.

AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, all of whom are, subject to certain exceptions, independent and financially literate (as such terms are defined in National Instrument 52-110 Audit Committees) (“NI 52-110”). The Company's current audit committee consists of Michael Atkinson, Alexander Davidson, and James O’Rourke.

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this Circular.
Composition of Audit Committee and Independence

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgement. In the opinion of the Company, all three members of the audit committee are independent.

Financial Literacy, Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In the opinion of the Company, all three members of the Company are financially literate.]

Mr. Atkinson is director of the Company and is currently President of Maverick Projects Inc., a private consulting company focusing on merchant banking opportunities. He has over 15 years of investment and venture capital industry experience including assisting in forming Quest Capital Corp.

Mr. O’Rourke is a director of the Company and is President and Chief Executive Officer of Copper Mountain Mining Corporation. He is a mining engineer with over 35 years of mine development and operating experience including positions as former President of Huckleberry Mines and Princeton Mining Corporation.

Mr. Davidson is a director of the Company and previously served as Executive Vice President, Exploration and Corporate Development with responsibility for Barrick Gold’s international exploration programs and corporate development activities. He received his B.Sc. and his M.Sc. in Economic Geology from McGill University.

In these positions, each member of the Audit Committee has been responsible for receiving financial information relating to the various companies which they have acted for. Additionally, each member has obtained an understanding of financial position statements, comprehensive income statements and statements of cash flows and how these statements are integral in assessing the financial position of the Company and its operation results. Each member of the Audit Committee has an understanding of the business in which the Company is engaged in and has an appreciation for the relevant accounting principles for the business of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110;
(b)	the exemption in section 3.2 (InitialPublic Offerings) of NI 52-110;
(c)	the exemption in section 3.4 (Events Outside the Control of Member) of NI 52-110;
(d)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110;
(e)	the exemption in subsection 3.3(2) (Controlled Companies) of NI 52-110;
(f)	the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110;
(g)	the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110; or
(h)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Pre-Approval Policies and Procedures

The audit committee has adopted a policy of pre-approving the engagement of any non-audit services with the Company’s Auditors.

Audit Fees

The following table sets forth the aggregate fees paid by the Company to KPMG LLP, Chartered Accountants, for services rendered in the last two fiscal years:

	2011	2010
Audit fees(1)	$50,800	$47,500
Audit-related fees(2)	Nil	7,640
Tax fees(3)	11,732	25,592
All other fees	Nil	Nil
Total	$62,532	$81,032

Notes:

(1)	“Audit fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements; fees for review of tax provisions; accounting consultations on matters reflected in the financial statements; and, audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)
Audited related fees” include services that are traditionally performed by the auditor such as employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax fees” includes fees for all tax services other than those included in “Audit fees” and “Audit related fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other fees” include all other non-audit services.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company’s approach to corporate governance is set out below.

The Board of Directors

The Board of Directors has responsibility for the stewardship of the Company, specifically to oversee the operation of the Company and to supervise management.

The actions of the Board are governed by the requirements under the Business Corporations Act (British Columbia) to act honestly, in good faith and in the best interests of the shareholders of the Company and to exercise care, diligence and skill in doing so.

The Board endeavours to ensure that its composition complies with the Company’s constating documents, applicable securities rules and regulations of Canada and the U.S. Securities and Exchange Commission and the policies of the TSX Venture Exchange and the New York Stock Exchange - AMEX.

The Board currently consists of five directors, the majority of whom would be considered “independent” in that the person has no direct or indirect material relationship with the Company which, in the view of the Board, would be reasonably expected to interfere with the exercise of the director’s independent judgement.

In determining if a person is independent, the Board has compiled, reviewed and discussed the existence, nature and materiality of any direct or indirect relationship between the member and the Company. Messrs. Michael Atkinson, James O’Rourke, and Alex Davidson are independent directors. Messrs. Roman Shklanka and Alfred Hills would not be considered independent. The Chair of the Board is Mr. Roman Shklanka, who is not an independent director of the Company.

The Board considers that, given the entrepreneurial nature of the Company, and the current stage of the Company’s development, the present number and composition of directors is appropriate. The Board as presently constituted includes considerable experience in the mining industry as well as financial experience.

The Chief Executive Officer and President of the Company, Mr. Alfred Hills, is a member of management and a director of the Company. In view of the size of the Company, management representation on the Board, and the nature of its business, it is essential that those having an intimate knowledge of the Company’s operations be present during most important Board discussions. Notwithstanding the foregoing, when the Board considers it appropriate, the independent directors meet without management present at the meeting. The Board is of the view that it can function independently of management when required to do so.

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service
Alfred L. Hills	-	-	-
Roman Shklanka	Pacific Imperial Mines Inc	Director & Chairman	Sep/04 to present
Michael Atkinson	Petra Petroleum Corp Canadian Phoenix Resource Corp. Sypher Resources Ltd. Kircaldy Capital Corp. Legend Power Systems Inc. Chieftain Metals Inc. Watusi Capital Corp.	Director Director President Director Director, President & CFO Director Director Director	Dec/09 to present Feb/09 to present Jan/09 to present Jan/10 to present Oct/10 to present Nov/10 to present Nov/10 to present Apr/12 to present
James C. O’Rourke	Copper Mountain Mining Corp Compliance Energy Corp. Madison Pacific Properties Inc. Gold Mountain Mining Corporation (formerly Beanstalk Capital Inc.)	Director & President Director & Chairman Director & President Director, President & CEO	Apr/06 to present 2000 to present May/98 to present Jul/10 to present

Alexander Davidson	MBAC Fertilizer Corp	Director	Jan/10 to present
	Yamana Gold Inc.	Director	Oct/09 to present
	Capital Drilling Ltd.	Director	May/10 to present
	Chantrell Ventures Corp.	Director	Dec/10 to present
	Hana Mining Ltd.	Director	Dec/10 to present
	Volta Resources Inc.	Director	Mar/11 to present

The information below sets out the Board meetings held and the attendance for the year ended December 31, 2011.

Director	Board Meetings Attended
Roman Shklanka	4 of 4
Alfred Hills	4 of 4
Alexander Davidson	4 of 4
James O’Rourke	3 of 4
R. Stuart (Tookie) Angus(1)	1 of 2
Michael Atkinson	4 of 4

(1)	Stuart (Tookie) Angus did not stand for re-election as a director of the Company on June 20, 2011.

Board Mandate

Every director takes part in the process of establishing policies for the Company. The Board of Directors has assumed the responsibility for developing the Company’s approach to governance and responding to current governance guidelines. To that end, the Board has adopted the following mandate and objectives:

(a)   The Strategic Planning Process

The Board participates in the Company’s strategic planning by considering and, if deemed appropriate, adopting plans as proposed and developed by management, with management having the primary responsibility for initially developing a strategic plan.

(b)   Principal Risks

The Board considers the risks inherent in the mining industry and receives periodic assessments from management and others as to these risks and the Company’s strategies to manage those risks.

(c)   Policies

The Board reviews and approves key policy statements, codes of conduct or practices developed by management to promote ethical business conduct, regulatory compliance and public disclosure practices, among others, and monitors or oversees compliance with those policies, codes or practices.

(d)   Committees

The Board is responsible for appointing and reviewing the mandate and composition of any Committee of the Board and considering and approving any changes to the composition, charter or mandate of any Committee of the Board.

(e)   Independence

The Board is responsible for establishing appropriate structures and procedures so that the Board and its Committees can function independently of management.

(f)   Compensation Practices

The Board will review the recommendations of the Compensation Committee regarding the Company’s compensation practices including Stock Option Grants.

(g)   Material Agreements and Documents

The Board will approve or ratify significant projects, investments, dispositions, acquisitions or other material agreements proposed to be entered into by the Company and review and approve all documents required by law to be reviewed and approved by the Board, including annual audited financial statements, Management’s Discussion and Analysis of financial results, Information Circulars to be disseminated in connection with any meeting of shareholders and any prospectus, registration statement or other similar documents.

(h)   Succession Planning

The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. The training and development of personnel is generally left to management. The Board appoints the President, Chief Executive Officer and Chairman, as well as the officers of the Company.

(i)   Communications Policy

The Board assesses the effectiveness of the Company’s communications with shareholders and has established a Disclosure and Insider Trading Policy to ensure that material matters are disseminated in a timely manner.

(j)     Integrity of Internal Controls

The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company’s internal control systems and has instituted the controls required by the U.S. Sarbanes-Oxley Act of 2002, as applicable. The internal control review process is undertaken on an annual basis during the year end financial audit. The Audit Committee also reviews and assesses the financial statements on a quarterly basis and annually reviews the adequacy of the Company’s Disclosure and Insider Trading Policy.

(k)     General

The Board will generally assume such responsibility and authorities as the Board sees fits, consistent with its duties and responsibilities to the Company and its shareholders.

The Board has approved written mandates for its two standing Committees, namely, the Audit Committee and Compensation Committee. In order to foster a corporate culture of excellence, the Board has also adopted a written Code of Business Conduct and Ethics applicable to all employees, officers and directors.

The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company. If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board or Audit Committee for consideration.

Position Descriptions

The Company has not formally developed position descriptions for the directors, Chairman of the Board, the Chairman of each standing committee of the Board or the Chief Executive Officer. However, the Board is satisfied that the directors and senior management are fully aware of their responsibilities and those matters that are within their authority.

Orientation and Education of Directors

The Company does not have a formal process of orientation and education for new members of the Board. The independent Board members currently have considerable experience as members of the boards of other public companies. Senior management regularly provides updates to all directors on material developments in the Company’s business.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) and a WhistleBlower Policy and Procedures. A copy of the Code and Whistle-Blower Policy can be found on the Company website at http://www.kobexminerals.com under the Corporate Governance section. The Board has appointed a Compliance Officer who is responsible for monitoring compliance with the Code, investigating and resolving all reported complaints and allegations concerning violations of the Code. The Compliance Officer has direct access to the Audit Committee and the Board and the Compliance Officer is required to report to the Board at least annually on compliance activity. Where any director has an interest, direct or indirect in a material contract or material transaction relating to the Company, the Business Corporations Act (British Columbia) requires that the director disclose his or her interest to the Board in advance and thereafter abstain from voting as a director on that matter. The Code adopted by the Board goes further by imposing more stringent disclosure and approval requirements than those imposed under the Business Corporations Act (British Columbia).

Where a director has a material interest in a transaction or agreement concerning the Company, the Board takes such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment. This may include requiring the director to excuse himself or herself from deliberations of the Board or referring that matter for consideration by a committee of independent directors of the Board.

Nomination of Directors

The Board has not constituted a separate nominating committee to propose new nominees to the Board or for assessing directors’ performance as the Board considers the Company too small to justify a more formal process. The Board as a whole from time to time discusses potential candidates for the Board, taking into account the overall composition, skills and experience of the Board as a whole.

Compensation

The Compensation Committee has responsibility for oversight of the Company’s overall human resources policies and procedures as well as review of executive and key employee compensation and compensation of the Company’s independent directors. The Compensation Committee is also responsible for the administration of the Stock Option Plan. The Compensation Committee members are Alex Davidson, Michael Atkinson and Alfred Hills. Mr. Hills is a member of management and is therefore not considered to be independent within the meaning of NI 52-110. The Compensation Committee meets at least twice a year and otherwise as required. In order to ensure an objective process for determining compensation, Mr. Hills is not involved in the recommendations to the Board with respect to the compensation of the President and Chief Executive Officer. The Compensation Committee also has the authority to retain independent advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities.

Other Board Committees

Other than the Audit Committee and the Compensation Committee, the Board has no other standing committees.

Assessments

The Chairman of the Board has responsibility for ensuring the effective operation of the Board and its committees and for ensuring the Board’s directors are performing effectively.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirmation of Stock Option Plan

At the Annual and Extraordinary General Meeting of Shareholders held on June 26, 2003, shareholders approved the adoption of the Company’s Stock Option Plan and was approved most recently at the Annual General Meeting held June 20, 2011. The directors have deemed it appropriate to update the Stock Option Plan to reflect current TSX Venture Exchange policies and best practices. In addition, the Stock Option Plan was set to expire on June 26, 2013. Under TSX Venture Exchange policies, the Company is required to have a stock option plan and the directors are of the view that that the Stock Option Plan is required in order to provide incentive to the directors, officers, employees, management and others who provide service to the Company to act in the best interests of the Company. Accordingly, the amended Stock Option Plan will not contain an expiration date.

The Stock Option Plan, as amended, is attached as Schedule B to the Circular. Following is a description of the material terms of the Stock Option Plan, as amended:

1.
The maximum number of shares that may be issued upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of grant, the exercise price of which, as determined by the Board in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.
Board shall not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

3.
Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Stock Option Plan. All options granted under the Stock Option Plan may not have an expiry date exceeding ten years from the date on which the Board grants and announces the granting of the option.

4.
In the event that an option holder ceases to hold his or her position with the Company other than by reason of death or disability, the expiry date of the option shall be the 90th day following the date the option holder ceases to hold such position.

5.
In the event of the death of the option holder, the options shall pass to the personal representative of the option holder and shall be exercisable by such personal representative on or before the date which is the earlier of 12 months following the date of death and the original expiry date.

6.
In the event the option holder ceases to hold a position with the Company as the result of disability, the options shall be exercisable on or before the date which is the earlier of 12 months following the date of termination and the original expiry date.

7.	All options will be subject to such vesting requirements as may be required by the Exchange or as may be imposed by the board.
8.	Subject to any required regulatory approvals, the board (or a committee of the board) may from time to time amend any existing option or the Stock Option Plan or the terms and conditions of any option thereafter to be granted provided that where such amendment relates to an existing option and it would: (a) materially decrease the rights or benefits accruing to an option holder; or (b) materially increase the obligations of an option holder, then, unless otherwise excepted by a provision of the Stock Option Plan, the written consent of the option holder must be obtained.

Under the rules of the TSX Venture Exchange, all listed companies who have adopted a rolling stock option plan must obtain shareholder approval of such a plan at its Annual General Meeting. Accordingly, at the Meeting, the shareholders will be asked to consider and, if thought fit, to pass a resolution to approve the Company’s Stock Option Plan, as amended, substantially in the form of the resolution set out below.

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	the Stock Option Plan, in the form attached to the Information Circular for the Annual General Meeting held on June 20, 2012 or any adjournment thereof, is hereby ratified, confirmed and approved; and
2.
the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan up to that number of common shares of the Company equal to ten percent (10%) of the number of common shares of the Company issued and outstanding on the grant date of any option and all such grants are hereby ratified, confirmed and approved.

The approval of the Stock Option Plan requires an affirmative vote of a majority of the votes cast at the Meeting either in person or by proxy. Management of the Company recommends that shareholders vote in favour of the foregoing resolution. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Financial information about the Company is provided by the Company’s audited annual consolidated financial statements to December 31, 2011, a copy of which, together with Management’s Discussion and Analysis thereon, can be found on SEDAR and the Company’s website at www.kobexminerals.com. Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company at 604-688-9368.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 22nd day of May, 2012.

(signed) “Alfred Hills”

Alfred Hills

Chief Executive Officer and President

Schedule "A"

Audit Committee Charter
(as of April 21, 2005)

A.    Mandate

The Board of Directors of the Company has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee has been established (within the meaning of section 3(a)(58)(A) of the Exchange Act) with the following duties and responsibilities:

●	Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure

●	Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance

●	Monitor the independence and performance of the Company’s independent auditors

●	Provide an avenue of communications among the independent auditors, management and the Board of Directors

●	Encourage adherence to, and continuous improvement of, the Company’s policies, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

B.   Composition and Meetings

Audit Committee members shall meet the requirements of the TSX Venture Exchange and US Securities and Exchange Commission. The Audit Committee will have, at least, one member who meets the definition of “audit committee financial expert” (as defined under Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide). The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

Audit Committee members shall be appointed by the Board. If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The

Committee should meet, at least annually, with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, on a quarterly basis, the Committee or its Chair, should communicate with management the Company’s financial statements and any significant findings based upon the Auditors limited review procedures, if any.

C.   Responsibilities and Duties

Article I.    Review Procedures

1.
Review the Company’s annual audited financial statements and management discussion and analysis prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

2.	In consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

3.	In consultation with management, review the Company’s quarterly financial results and management discussion and analysis prior to the release of earnings. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Article II.   Independent Auditors

4.	The independent auditors are directly accountable to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

5.	Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

6.	On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company or any member of management, that could impair the auditor’s independence.

7.	Review the independent auditors audit plan and engagement letter.

8.	Discuss the year end results with the Committee before releasing.

9.	The Committee shall consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

- A2 -

Article III.   Responsibilities

10.	At least on an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

11.	The Chairman, with the assistance of the entire Committee, shall annually produce a report to shareholders to be included in the Company’s information circulars. The Chairman of the Audit Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, any financial documents submitted to the TSX Venture Exchange in Canada or the Securities and Exchange Commission in the United States and information circulars.

12.	Oversee the establishment and implementation of the Company’s Code of Business Conduct and Ethics and Whistle-Blower Policy and Procedures.

- A3 -

Schedule "B"

Stock Option Plan (attached)

KOBEX MINERALS INC.

STOCK OPTION PLAN

Dated June 2, 2003 and Amended June 20, 2012

8.6 Interpretation	12
SECTION 9 APPROVALS AND AMENDMENT	12
9.1 Shareholder Approval of Plan	12
9.2 Amendment of Option or Plan	13
SECTION 10 CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES	13
10.1 Compliance with Laws	13
10.2 Obligation to Obtain Regulatory Approvals	13
10.3 Inability to Obtain Regulatory Approvals	13
10.4 Withholding	13
SECTION 11 ADJUSTMENTS AND TERMINATION	14
11.1 Termination of Plan	14
11.2 No Grant During Suspension of Plan	14
11.3 Alteration in Capital Structure	14
11.4 Triggering Events	15
11.5 Notice of Termination by Triggering Event	15
11.6 Determinations to be Made By Committee	15

- ii -

STOCK OPTION PLAN

SECTION 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a) "Administrator" means such Executive or Employee of the Company as may be designated as Administrator by the Committee from time to time, if any.

(b) "Associate" means, where used to indicate a relationship with any person:

    (i)  any relative, including the spouse of that person or a relative of that person's spouse, where the relative has the same home as the person;

    (ii)  any partner, other than a limited partner, of that person;

    (iii)  any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

    (iv)  any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the corporation.

(c) "Black-Out" means a restriction imposed by the Company on all or any of its directors, officers, employees, insiders or persons in a special relationship whereby they are to refrain from trading in the Company's securities until the restriction has been lifted by the Company.

(d) "Board" means the board of directors of the Company.

(e) "Change of Control" means an occurrence when either:

    (i)  a Person or Entity, other than the current "control person" of the Company (as that term is defined in the Securities Act), becomes a "control person" of the Company; or

    (ii)  a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent Board.

(f) "Committee" means a committee of the Board appointed in accordance with this Plan or if no such committee is appointed, the Board itself.

(g) "Company" means Kobex Minerals Inc.

(h) "Consultant" means an individual who:

    (i)  is engaged to provide, on a bona fide basis, consulting, technical, management or other services to the Company or any Subsidiary other than:

        A.  services provided in relation to a "distribution" (as that term is described in the Securities Act); and

        B.  unless the Shares are listed on the TSX, American Stock Exchange, the New York Stock Exchange or the London Stock Exchange, or quoted on the Nasdaq National Market or the Nasdaq Small Cap Market, other than:

          (1) the services of a "registrant" (as that term is defined in the Securities Act); or

          (2) services that include Investor Relations Activities;

    (ii)  provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined in clause (h)(v) below);

    (iii)  in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

    (iv)  has a relationship with the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company,

    and includes:

    (v)  a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a "Consultant Entity"); or

    (vi)  an RRSP or RRIF established by or for the individual under which he or she is the beneficiary.

(i)  "Disability" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability.

(j) “Disinterested Shareholder Approval” means approval by a majority of the votes cast by all the Company’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to shares of the Company beneficially owned by insiders to whom options may be granted under the Plan and their associates and affiliates.

(k) "Employee" means:

    (i)  an individual who works full-time or part-time for the Company or any Subsidiary and such other individuals as may, from time to time, be permitted by applicable Regulatory Rules to be granted Options as employees or as an equivalent thereto; or

    (ii)  an individual who works for the Company or any Subsidiary either full-time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes:

    (iii)  a corporation wholly-owned by such individual; and

    (iv)  any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(l)  "Executive" means an individual who is a director or officer of the Company or a Subsidiary, and includes:

    (i) a corporation wholly-owned by such individual; and

    (ii) any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(m) "Exercise Notice" means the written notice of the exercise of an Option, in the form set out as Schedule "B" hereto, duly executed by the Option Holder.

(n) "Exercise Period" means the period during which a particular Option may be exercised and is the period from and including the Grant Date through to and including the Expiry Time on the Expiry Date provided, however, that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(o) "Exercise Price" means the price at which an Option is exercisable as determined in accordance with section 5.3.

(p) "Expiry Date" means the date the Option expires as set out in the Option Certificate or as otherwise determined in accordance with sections 5.4, 6.2, 6.3, 6.4 or 11.4.

(q) "Expiry Time" means the time the Option expires on the Expiry Date, which is 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date.

(r) "Grant Date" means the date on which the Committee grants a particular Option, which is the date the Option comes into effect provided however that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(s) "Insider" means:

    (i) an insider as that term is defined in the Securities Act; and

    (ii) an Associate of any person who is an insider by virtue of clause 0 above.

(t) “Investor Relations Activities” has the meaning ascribed thereto in the Securities Act.

(u) "Market Value" means the market value of the Shares as determined in accordance with section 5.3.

(v)  "Option" means an incentive share purchase option granted pursuant to this Plan entitling the Option Holder to purchase Shares of the Company.

(w) "Option Certificate" means the certificate, in substantially the form set out as Schedule "A" hereto, evidencing the Option.

(x) "Option Holder" means a Person or Entity who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(y) "Outstanding Issue" means the number of Shares that are outstanding (on a non-diluted basis) immediately prior to the Share issuance or grant of Option in question.

(z) "Person or Entity" means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such partnership, limited partnership, syndicate or group shall be deemed to be a Person or Entity.

(aa) "Personal Representative" means:

    (i)  in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by will, a court or public authority having jurisdiction to do so; and

    (ii)  in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(bb) "Plan" means this stock option plan as from time to time amended.

(cc) "Regulatory Approvals" means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder.

(dd) "Regulatory Authorities" means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder.

(ee) "Regulatory Rules" means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including, without limitation, those of the applicable Regulatory Authorities.

(ff) "Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418 as from time to time amended.

(gg) "Share" or "Shares" means, as the case may be, one or more common shares without par value in the capital stock of the Company.

(hh) "Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise.

(ii)  "Subsidiary" means a wholly-owned or controlled subsidiary corporation of the Company.

(jj) "Triggering Event" means:

    (i)  the proposed dissolution, liquidation or wind-up of the Company;

    (ii)  a proposed merger, amalgamation, arrangement or reorganization of the Company with one or more corporations as a result of which, immediately following such event, the shareholders of the Company as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation;

    (iii)  the proposed acquisition of all or substantially all of the issued and outstanding shares of the Company by one or more Persons or Entities;

    (iv)  a proposed Change of Control of the Company;

    (v)  the proposed sale or other disposition of all or substantially all of the assets of the Company; or

    (vi)  a proposed material alteration of the capital structure of the Company which, in the opinion of the Committee, is of such a nature that it is not practical or feasible to make adjustments to this Plan or to the Options granted hereunder to permit the Plan and Options granted hereunder to stay in effect.

(kk) "TSX" means The Toronto Stock Exchange.

(ll) "TSX VN" means the TSX Venture Exchange.

1.2   Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia. The Company and each Option Holder hereby attorn to the jurisdiction of the Courts of British Columbia.

1.3   Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

SECTION 2
GRANT OF OPTIONS

2.1   Grant of Options

The Committee shall, from time to time in its sole discretion, grant Options to such Persons or Entities and on such terms and conditions as are permitted under this Plan.

2.2   Record of Option Grants

The Committee shall be responsible to maintain a record of all Options granted under this Plan and such record shall contain, in respect of each Option:

(a) the name and address of the Option Holder;

(b) the category (Executive, Employee or Consultant) under which the Option was granted to him, her or it;

(c) the Grant Date and Expiry Date of the Option;

(d)  the number of Shares which may be acquired on the exercise of the Option and the Exercise Price of the Option;

(e) the vesting and other additional terms, if any, attached to the Option; and

(f) the particulars of each and every time the Option is exercised.

2.3   Effect of Plan

All Options granted pursuant to this Plan shall be subject to the terms and conditions of this Plan notwithstanding the fact that the Option Certificates issued in respect thereof do not expressly contain such terms and conditions but instead incorporate them by reference to this Plan.

SECTION 3
PURPOSE AND PARTICIPATION

3.1   Purpose of Plan

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to incent such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as long term investments.

3.2   Participation in Plan

The Committee shall, from time to time and in its sole discretion, determine those Executives, Employees and Consultants, if any, to whom Options are to be granted.

3.3   Number of Shares

The maximum number of Shares issuable under the Plan, together with the number of Shares issuable under outstanding options granted otherwise than under the Plan, shall not exceed 10% of the Shares outstanding from time to time. Additionally, the Company shall not grant Options:

    (a)  to any one person in any 12 month period which could, when exercised, result in the issuance of Shares exceeding five percent (5%) of the issued and outstanding Shares of the Company unless the Company has obtained the requisite Disinterested Shareholder Approval to the grant; or

    (b)  to any one Consultant in any 12 month period which could, when exercised, result in the issuance of Shares exceeding 2% of the issued and outstanding Shares of the Company; or

    (c)  in any 12 month period, to persons employed or engaged by the Company to perform Investor Relations Activities which could, when exercised, result in the issuance of Shares exceeding, in aggregate, 2% of the issued and outstanding Shares of the Company.

If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of which Option expired or terminated shall again be available for the purposes of the Plan.

Prior to its implementation by the Company, the Plan is subject to approval by the TSX VN. The Company will obtain Disinterested Shareholder Approval of Options if the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of Options exceeding 10% of the issued shares of the Company.

3.4   Notification of Grant

Following the granting of an Option, the Administrator shall, within a reasonable period of time, notify the Option Holder in writing of the grant and shall enclose with such notice the Option Certificate representing the Option so granted. In no case will the Company be required to deliver an Option Certificate to an Option Holder until such time as the Company has obtained all necessary Regulatory Approvals for the grant of the Option.

3.5   Copy of Plan

Each Option Holder, concurrently with the notice of the grant of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

3.6   Limitation on Service

The Plan does not give any Option Holder that is an Executive the right to serve or continue to serve as an Executive of the Company or any Subsidiary, nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company or any Subsidiary.

3.7   No Obligation to Exercise

Option Holders shall be under no obligation to exercise Options granted under this Plan.

3.8   Agreement

The Company and every Option Holder granted an Option hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan. In the event that the Option Holder receives his, her or its Options pursuant to an oral or written agreement with the Company or a Subsidiary, whether such agreement is an employment agreement, consulting agreement or any other kind of agreement of any kind whatsoever, the Option Holder acknowledges that in the event of any inconsistency between the terms relating to the grant of such Options in that agreement and the terms attaching to the Options as provided for in this Plan, the terms provided for in this Plan shall prevail and the other agreement shall be deemed to have been amended accordingly.

3.9   Notice

Any notice, delivery or other correspondence of any kind whatsoever to be provided by the Company to an Option Holder will be deemed to have been provided if provided to the last home address, fax number or email address of the Option Holder in the records of the Company and the Company shall be under no obligation to confirm receipt or delivery.

3.10   Representation to TSX VN

As a condition precedent to the issuance of an Option, the Company must be able to represent to TSX VN as of the Grant Date that the Option Holder is a bona fide Executive, Employee or Consultant of the Company or any Subsidiary.

SECTION 4
NUMBER OF SHARES UNDER PLAN

4.1   Board to Approve Issuance of Shares

The Board shall approve by resolution the issuance of all Shares to be issued to Option Holders upon the exercise of Options, such authorization to be deemed effective as of the Grant Date of such Options regardless of when it is actually done. The Board shall be entitled to approve the issuance of Shares in advance of the Grant Date, retroactively after the Grant Date, or by a general approval of this Plan.

4.2   Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

SECTION 5
TERMS AND CONDITIONS OF OPTIONS

5.1   Exercise Period of Option

Subject to sections 5.4, 6.2, 6.3, 6.4 and 11.4, the Grant Date and the Expiry Date of an Option shall be the dates fixed by the Committee at the time the Option is granted and shall be set out in the Option Certificate issued in respect of such Option, provided that the Expiry Date shall be no later than the tenth anniversary of the Grant Date of the Option.

5.2   Number of Shares Under Option

The number of Shares which may be purchased pursuant to an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option.

5.3   Exercise Price of Option

The Exercise Price at which an Option Holder may purchase a Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Exercise Price shall not be less than the Market Value of the Shares as of the Grant Date. The Market Value of the Shares for a particular Grant Date shall be determined as follows:

(a)  for each organized trading facility on which the Shares are listed, Market Value will be the closing trading price of the Shares on the day immediately preceding the Grant Date, less any discounts permitted by the applicable Regulatory Authorities;

(b)  if the Company's Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)  if the Company's Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee;

(d)  if the Company's Shares are not listed for trading on a stock exchange or over the counter market, the value which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms' length; and

(e)  if the Company is decreasing the exercise price of stock Options previously granted to Insiders, the Company must obtain Disinterested Shareholder Approval .

Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question.

5.4   Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the

Committee at the time the Option is granted as set out in the Option Certificate and the date established, if applicable, in paragraphs (a) or (b) below or sections 6.2, 6.3, 6.4 or 11.4 of this Plan:

(a)  Ceasing to Hold Office - In the event that the Option Holder holds his or her Option as an Executive and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise expressly provided for in the Option Certificate, the 90th day following the date the Option Holder ceases to hold such position unless the Option Holder ceases to hold such position as a result of:

    (i) ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

    (ii)  a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

    (iii)  an order made by any Regulatory Authority having jurisdiction to so order;

    in which case the Expiry Date shall be the date the Option Holder ceases to hold such position; OR

(b)  Ceasing to be Employed or Engaged - In the event that the Option Holder holds his or her Option as an Employee or Consultant and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise expressly provided for in the Option Certificate, the 90th day following the date the Option Holder ceases to hold such position, unless the Option Holder ceases to hold such position as a result of:

    (i)  termination for cause;

    (ii)  resigning or terminating his or her position; or

    (iii)  an order made by any Regulatory Authority having jurisdiction to so order;

    in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

In the event that the Option Holder ceases to hold the position of Executive, Employee or Consultant for which the Option was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the Option, the Committee may, in its sole discretion, choose to permit the Option to stay in place for that Option Holder with such Option then to be treated as being held by that Option Holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option Holder under section 9.2 of this Plan. Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the Expiry Date of the Option.

5.5   Additional Terms

Subject to all applicable Regulatory Rules and all necessary Regulatory Approvals, the Committee may attach additional terms and conditions to the grant of a particular Option, such terms and conditions to be set out in a schedule attached to the Option Certificate.

5.6   Hold Period and Vesting Requirements

The Company may grant Options without a TSX VN hold period provided the Exercise Price of an Option is based on the Market Price rather than the Discounted Market Price.

All Options granted pursuant to the Plan will be subject to such vesting requirements as may be prescribed by the TSX VN, if applicable, or as may be imposed by the Board. All Options granted to Consultants performing

Investor Relations Activities will vest in stages over 12 months with no more than one-quarter of the Options vesting in any three month period.

The Option Certificate representing any such Option will disclose any vesting conditions.

SECTION 6
TRANSFERABILITY OF OPTIONS

6.1   Non-transferable

Except as provided otherwise in this Section 6, Options are non-assignable and non-transferable.

6.2   Death of Option Holder

In the event of the Option Holder's death, any Options held by such Option Holder shall pass to the Personal Representative of the Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of 12 months following the date of death and the applicable Expiry Date.

6.3   Disability of Option Holder

If the employment or engagement of an Option Holder as an Employee or Consultant or the position of an Option Holder as a director or officer of the Company or a Subsidiary is terminated by the Company by reason of such Option Holder's Disability, any Options held by such Option Holder shall be exercisable by such Option Holder or by the Personal Representative on or before the date which is the earlier of 12 months following the termination of employment, engagement or appointment as a director or officer and the applicable Expiry Date.

6.4   Disability and Death of Option Holder

If an Option Holder has ceased to be employed, engaged or appointed as a director or officer of the Company or a Subsidiary by reason of such Option Holder's Disability and such Option Holder dies within six months after the termination of such engagement, any Options held by such Option Holder that could have been exercised immediately prior to his or her death shall pass to the Personal Representative of such Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of 12 months following the death of such Option Holder and the applicable Expiry Date.

6.5   Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder's right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Option Holder's re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

SECTION 7
EXERCISE OF OPTION

7.1   Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Administrator the required Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise of the Option. Notwithstanding anything else contained herein, Options may not be exercised during Black-Out unless the Committee determines otherwise.

7.2   Issue of Share Certificates

As soon as reasonably practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall also provide a new Option Certificate for the balance of Shares available under the Option to the Option Holder concurrent with delivery of the Share Certificate.

7.3   No Rights as Shareholder

Until the date of the issuance of the certificate for the Shares purchased pursuant to the exercise of an Option, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option, unless the Committee determines otherwise. In the event of any dispute over the date of the issuance of the certificates, the decision of the Committee shall be final, conclusive and binding.

SECTION 8
ADMINISTRATION

8.1   Board or Committee

The Plan shall be administered by the Board, by a Committee of the Board appointed in accordance with section 8.2 below, or by an Administrator appointed in accordance with subsection 8.40.

8.2   Appointment of Committee

The Board may at any time appoint a Committee, consisting of not less than two of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.

8.3   Quorum and Voting

A majority of the members of the Committee shall constitute a quorum and, subject to the limitations in this Section
8, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. Members of the Committee may vote on any matters affecting the administration of the Plan or the grant of Options pursuant to the Plan, except that no such member shall act upon the granting of an Option to himself or herself (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to the granting of Options to that member). The Committee may approve matters by written resolution signed by a majority of the quorum.

8.4   Powers of Committee

The Committee (or the Board if no Committee is in place) shall have the authority to do the following:

(a) administer the Plan in accordance with its terms;

(b) appoint or replace the Administrator from time to time;

(c) determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Value of the Shares;

(d) correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(e) prescribe, amend, and rescind rules and regulations relating to the administration of the Plan;

(f) determine the duration and purposes of leaves of absence from employment or engagement by the Company which may be granted to Option Holders without constituting a termination of employment or engagement for purposes of the Plan;

(g) with respect to the granting of Options:

    (i) determine the Executives, Employees or Consultants to whom Options shall be granted, based on the eligibility criteria set out in this Plan,

    (ii) determine the terms of the Option to be granted to an Option Holder including, without limitation, the Grant Date, Expiry Date, Exercise Price and vesting schedule (which need not be identical with the terms of any other Option),

    (iii) subject to any necessary Regulatory Approvals and section 9.2, amend the terms of any Options,

    (iv) determine when Options shall be granted, and

    (v) determine the number of Shares subject to each Option;

(h) accelerate the vesting schedule of any Option previously granted; and

(i)  make all other determinations necessary or advisable, in its sole discretion, for the administration of the Plan.

8.5   Administration by Committee

All determinations made by the Committee in good faith shall be final, conclusive and binding upon all persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

8.6   Interpretation

The interpretation by the Committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final, conclusive and binding and shall not be subject to dispute by any Option Holder. No member of the Committee or any person acting pursuant to authority delegated by it hereunder shall be personally liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Committee and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

SECTION 9
APPROVALS AND AMENDMENT

9.1   Shareholder Approval of Plan

If required by a Regulatory Authority or by the Committee, this Plan may be made subject to the approval of a majority of the votes cast at a meeting of the shareholders of the Company or by a majority of votes cast by disinterested shareholders at a meeting of shareholders of the Company. Any Options granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.

9.2   Amendment of Option or Plan

Subject to any required Regulatory Approvals, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would:

(a) materially decrease the rights or benefits accruing to an Option Holder; or

(b) materially increase the obligations of an Option Holder;

then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment. If at the time the Exercise Price of an Option is reduced the Option Holder is an Insider of the Company, the Insider must not exercise the option at the reduced Exercise Price until the reduction in Exercise Price has been approved by the disinterested shareholders of the Company.

SECTION 10
CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES

10.1   Compliance with Laws

An Option shall not be granted or exercised, and Shares shall not be issued pursuant to the exercise of any Option, unless the grant and exercise of such Option and the issuance and delivery of such Shares comply with all applicable Regulatory Rules, and such Options and Shares will be subject to all applicable trading restrictions in effect pursuant to such Regulatory Rules and the Company shall be entitled to legend the Option Certificates and the certificates representing such Shares accordingly.

10.2   Obligation to Obtain Regulatory Approvals

In administering this Plan, the Committee will seek any Regulatory Approvals which may be required. The Committee will not permit any Options to be granted without first obtaining the necessary Regulatory Approvals unless such Options are granted conditional upon such Regulatory Approvals being obtained. The Committee will make all filings required with the Regulatory Authorities in respect of the Plan and each grant of Options hereunder. No Option granted will be exercisable or binding on the Company unless and until all necessary Regulatory Approvals have been obtained. The Committee shall be entitled to amend this Plan and the Options granted hereunder in order to secure any necessary Regulatory Approvals and such amendments will not require the consent of the Option Holders under section 9.2 of this Plan.

10.3   Inability to Obtain Regulatory Approvals

The Company's inability to obtain Regulatory Approval from any applicable Regulatory Authority, which Regulatory Approval is deemed by the Committee to be necessary to complete the grant of Options hereunder, the exercise of those Options or the lawful issuance and sale of any Shares pursuant to such Options, shall relieve the Company of any liability with respect to the failure to complete such transaction.

10.4   Withholding

The Company may withhold from any amount payable to an Option Holder, either under this Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to grants hereunder (the “Withholding Obligations”). The Company shall also have the right in its discretion to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Option Holder such number of Shares issued to the Option Holder sufficient to fund the Withholding Obligations (after deducting commissions payable to the broker), or retaining any amount payable which would otherwise be delivered, provided or paid to the Option Holder hereunder.

The Company may require an Option Holder, as a condition to exercise of an Option, to make such arrangements as the Company may require so that the Company can satisfy applicable Withholding Obligations with respect to such exercise, including, without limitation, requiring the Option Holder to: (i) remit the amount of any such Withholding Obligations to the Company in advance; (ii) reimburse the Company for any such Withholding Obligations; (iii) authorize the Company to sell, on behalf of the Option Holder, all of the Shares issuable upon exercise of such Options or such number of Shares as is required to satisfy the Withholding Obligations and to retain such portion of the net proceeds (after payment of applicable commissions and expenses) from such sale the amount required to satisfy any such Withholding Obligations; or (iv) cause a broker who sells Shares acquired by the Option Holder under the Plan on behalf of the Option Holder to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to the Company. The Company undertakes to remit any such amount to the applicable taxation or regulatory authority on account of such Withholding Obligations.

Any Shares of an Option Holder that are sold by the Company, or by a broker engaged by the Company (the “Broker”), to fund Withholding Obligations will be sold as soon as practicable in transactions effected on the TSX VN or such other stock exchange where the majority of the trading volume and value of the Shares occurs. In effecting the sale of any such Shares, the Company or the Broker will exercise its sole judgement as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Broker will be liable for any loss arising out of any sale of such Shares including any loss relating to the manner or timing of such sales, the prices at which the Shares are sold or otherwise. In addition, neither the Company nor the Broker will be liable for any loss arising from a delay in transferring any Shares to an Option Holder. The sale price of Shares sold on behalf of Option Holders will fluctuate with the market price of the Company’s shares and no assurance can be given that any particular price will be received upon any such sale.

SECTION 11
ADJUSTMENTS AND TERMINATION

11.1   Termination of Plan

Subject to any necessary Regulatory Approvals, the Committee may terminate or suspend the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination. Notwithstanding the termination of the Plan, the Company, Options awarded under the Plan, Option Holders and Shares issuable under Options awarded under the Plan shall continue to be governed by the provisions of the Plan.

11.2   No Grant During Suspension of Plan

No Option may be granted during any suspension, or after termination, of the Plan. Suspension or termination of the Plan shall not, without the consent of the Option Holder, alter or impair any rights or obligations under any Option previously granted.

11.3   Alteration in Capital Structure

If there is a material alteration in the capital structure of the Company and the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Committee shall make such adjustments to this Plan and to the Options then outstanding under this Plan as the Committee determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Option Holder shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation:

(a) a change in the number or kind of shares of the Company covered by such Options; and

(b)  a change in the Exercise Price payable per Share provided, however, that the aggregate Exercise Price applicable to the unexercised portion of existing Options shall not be altered, it being intended that any adjustments made with respect to such Options shall apply only to the Exercise Price per Share and the number of Shares subject thereto.

For purposes of this section 11.3, and without limitation, neither:

(a)  the issuance of additional securities of the Company in exchange for adequate consideration (including services); nor

(b)  the conversion of outstanding securities of the Company into Shares shall be deemed to be material alterations of the capital structure of the Company.

Any adjustment made to any Options pursuant to this section 11.3 shall not be considered an amendment requiring the Option Holder's consent for the purposes of Section 9.2 of this Plan.

11.4   Triggering Events

Subject to the Company complying with section 11.5 and any necessary Regulatory Approvals, and notwithstanding any other provisions of this Plan or any Option Certificate, the Committee may cause all or a portion of all or any of the Options granted under the Plan to terminate upon the occurrence of a Triggering Event without the consent of the Option Holder or Holders in question. Such termination shall not be considered an amendment requiring the Option Holder's consent for the purpose of section 9.2 of this Plan.

11.5   Notice of Termination by Triggering Event

In the event that the Committee wishes to cause all or a portion of any of the Options granted under this Plan to terminate on the occurrence of a Triggering Event, it must give written notice to the Option Holders in question not less than 10 days prior to the consummation of a Triggering Event. Upon the giving of such notice and subject to any necessary Regulatory Approvals, all Options or portions thereof granted under the Plan which the Company proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such Options may have otherwise been subject.

11.6   Determinations to be Made By Committee

Adjustments and determinations under this Section 11 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

SCHEDULE "A"

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until 12:01 a.m. on ●[date four months and one day after Grant Date].

KOBEX MINERALS INC.

STOCK OPTION PLAN - OPTION CERTIFICATE

This Option Certificate is issued pursuant to the provisions of the Stock Option Plan (the "Plan") of Kobex Minerals Inc. (the "Company") and evidences that ● [Name of Option Holder] is the holder (the "Option Holder") of an option (the "Option") to purchase up to ● common shares (the "Shares") in the capital stock of the Company at a purchase price of Cdn.$● per Share (the "Exercise Price"). This Option may be exercised at any time and from time to time from and including the following Grant Date through to and including up to 5:00 p.m. local time in Vancouver, British Columbia (the "Expiry Time") on the following Expiry Date:

    (a) the Grant Date of this Option is ●, 200●; and

    (b) subject to sections 5.4, 6.2, 6.3, 6.4 and 11.4 of the Plan, the Expiry Date of this Option is ●, 200●

To exercise this Option, the Option Holder must deliver to the Administrator of the Plan, prior to the Expiry Time on the Expiry Date, an Exercise Notice, in the form provided in the Plan, together with the original of this Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Option Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan which are incorporated by reference herein. This Option Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail. This Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto.

Any share certificates issued pursuant to an exercise of the Option before 12:01 a.m. on ●[date four months and one day after Grant Date] will contain the following legend:

"Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until 12:01 a.m. on ●[date four months and one day after Grant Date]."

If the Option Holder is a resident or citizen of the United States of America at the time of the exercise of the Option, the certificate(s) representing the Shares will be endorsed with the following or a similar legend:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the "Act") or the securities laws of any state ("State") of the United States of America and may not be sold, transferred, pledged, hypothecated or distributed, directly or indirectly, to a U.S. person (as defined in Regulation S adopted by the U.S. Securities and Exchange Commission under the Act) or within the United States unless such securities are (i) registered under the Act and any applicable State securities act (a "State Act"), or (ii) exempt from registration under the Act and any applicable State Act and the Company has received an opinion of counsel to such effect reasonably satisfactory to it, or (iii) sold in accordance with Regulation S and the Company has received an opinion of counsel to such effect reasonably satisfactory to it."

This Option was granted to the Option Holder in his or her capacity as a ●[pick one: Director, Officer, Advisor, Employee, Consultant] of the Company ●[, and shall continue in effect should his or her status change and he or she continue in a new capacity as a Director, Officer, Advisor, Employee or Consultant of the Company].

KOBEX MINERALS INC.

Per:
___________________________________
●, Administrator,
Stock Option Plan

The Option Holder acknowledges receipt of a copy of the Plan and represents to the Company that the Option Holder is familiar with the terms and conditions of the Plan, and hereby accepts this Option subject to all of the terms and conditions of the Plan. The Option Holder agrees to execute, deliver, file and otherwise assist the Company in filing any report, undertaking or document with respect to the awarding of the Option and exercise of the Option, as may be required by the Regulatory Authorities. The Option Holder further acknowledges that if the Plan has not been approved by the shareholders of the Company on the Grant Date, this Option is not exercisable until such approval has been obtained.

Signature of Optionee: ___________________________	Date signed: ___________________________
Signature ___________________________
Print Name ___________________________
Address ___________________________

OPTION CERTIFICATE - SCHEDULE

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1. vest as to:
(a)	● Shares on ● [date];
(b)	● Shares on ● [date];
(c)	● Shares on ● [date]; and
(d)	● Shares on ● [date].

2.

3.

4.

5.

SCHEDULE "B"

KOBEX MINERALS INC.

STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO:	The Administrator, Stock Option Plan KOBEX MINERALS INC. 1700 - 700 West Pender Street Vancouver, BC V6C 1G8 (or such other address as the Company may advise)

The undersigned hereby irrevocably gives notice, pursuant to the Stock Option Plan (the "Plan") of Kobex Minerals Inc. (the "Company"), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a) all of the Shares; or

(b) __________ of the Shares;

which are the subject of the Option Certificate attached hereto (attach your original Option Certificate).

The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to “Kobex Minerals Inc.” in an amount equal to the aggregate Exercise Price of the aforesaid Shares and directs the Company to issue the certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address (provide full complete address):

    ______________________________
    ______________________________
    ______________________________
    ______________________________

The undersigned acknowledges the Option is not validly exercised unless this Notice is completed in strict compliance with this form and delivered to the required address with the required payment prior to 5:00 p.m. local time in Vancouver, B.C. on the Expiry Date of the Option.

DATED the __________________ day of ________________________, 20____.

________________________________ Signature of Option Holder